Exhibit (h)(xi)
FORM OF
EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT
     This Agreement is entered into as of the                      day of [                    ], 2010, between Private Capital Management, L.P. (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Private Capital Management Value Fund (the “Fund”).
     WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below.
     NOW, THEREFORE, the parties agree as follows:
     Fee Reduction. The Adviser agrees that from the commencement of operations of the date of the Fund through August 31, 2013, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions do not exceed 1.00% (on an annual basis) of the Fund’s average daily net assets.
     Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Funds.
     Term. This Agreement shall terminate on August 31, 2013, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.
     Executed as of the date first set forth above.

Private Capital Management, L.P.

By:
Name:
Title:

FundVantage Trust, on behalf of the Fund

By:
Name:	Joel Weiss
Title:	President